     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 2001

                                                      REGISTRATION NO. 333-58962
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                   -----------

                              COMPUTER MOTION, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

          DELAWARE                                       77-0458805
(STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                                  -----------

                  130-B CREMONA DRIVE, GOLETA, CALIFORNIA 93117
                                 (805) 968-9600

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   -----------

                                ROBERT W. DUGGAN
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              COMPUTER MOTION, INC.
                  130-B CREMONA DRIVE, GOLETA, CALIFORNIA 93117
                                 (805) 968-9600

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   -----------

                                   COPIES TO:
                             DAVID E. LAFITTE, ESQ.
                            TIMOTHY N. STICKLER, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE 1600
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 725-4000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                    CALCULATION OF REGISTRATION FEE
===========================================================================================================
                                      AMOUNT TO       PROPOSED MAXIMUM     PROPOSED MAXIMUM    AMOUNT OF
        TITLE OF EACH CLASS               BE         OFFERING PRICE PER       AGGREGATE       REGISTRATION
  OF SECURITIES TO BE REGISTERED     REGISTERED (1)       SHARE (2)         OFFERING PRICE        FEE
---------------------------------    --------------  ------------------    ----------------   -------------
Common Stock ($.001 par value)
issuable upon exercise of
warrants by Selling Stockholders       4,783,380            $2.64             $12,628,387        $3,158
===========================================================================================================

(1) Shares of Common Stock that may be offered pursuant to this Registration Statement consist of 3,480 shares issued to certain selling stockholders as compensation for services rendered, 4,222,069 shares issuable upon the conversion of 10,024 shares of Series B Convertible Preferred Stock (the "Series B Stock") and dividends payable on the shares of Series B Convertible Preferred Stock and 557,931 shares issuable upon exercise of certain warrants issued to the purchasers of our Series B Stock (the "Warrants"). For purposes of estimating the number of shares of Common Stock to be included in this Registration Statement, the Registrant agreed to register approximately 275% of the number of shares that the Registrant would be obligated to issue upon conversion of the Series B Stock and exercise of the Warrants at the at the time of issuance. This number consists of: (i) 3,685,294 shares of Common Stock issuable upon conversion of the Series B Stock based upon the minimum possible conversion price ($2.72, or 50% of the initial conversion price of $5.77, which is 110% of the average of the closing bid prices of the Common Stock reported on the Nasdaq National Market for the five trading days ended February 15, 2001), (ii) 536,775 shares of Common Stock issuable upon conversion of the dividend payable on the shares of Series B Stock for three years, and (iii) 557,931 shares of Common Stock issuable upon exercise of the Warrants. In the event of a stock split, stock dividend, or similar transaction involving the Registrant's Common Stock, in order to prevent dilution, the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.


(2) The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), and is based upon the average of the high and low prices reported on the Nasdaq National Market on April 9, 2001 which average was $2.64 per share.


(3) Pursuant to Rule 429, the Prospectus included as part of this Registration Statement also relates to the Registration Statement No. 333-37406 effective May 31, 2000, the Registration Statement No. 333-44274 effective September 3, 2000, and the Registration Statement No. 333-51646 effective January 2, 2001 pursuant to which we collectively registered 2,317,216 shares of our Common Stock, of which 2,261,033 remain to be sold.

--------------------------------------------------------------------------------

        THE REGISTRANT ORIGINALLY REGISTERED FOR RESALE BY OUR SECURITY HOLDERS 1,308,852 SHARES OF ITS COMMON STOCK UNDER REGISTRATION NO. 333-37406 ON FORM S-3. PURSUANT TO RULE 429, THE REGISTRANT REGISTERED FOR RESALE BY ITS SECURITY HOLDERS AN ADDITIONAL 594,891 SHARES OF COMMON STOCK UNDER REGISTRATION NO. 333-44274 AND AN ADDITIONAL 413,473 SHARES OF COMMON STOCK UNDER REGISTRATION NO. 333-51646. THE PROSPECTUS INCLUDED AS PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO THE RESALE OF SUCH PREVIOUSLY REGISTERED SHARES. THE REGISTRANT HAS PREVIOUSLY PAID AN AGGREGATE REGISTRATION FEE OF $4,312 WITH RESPECT TO SUCH SHARES.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                7,044,513 SHARES


                              COMPUTER MOTION, INC.

                                  COMMON STOCK

                                  ------------


        This Prospectus relates to the sale of up to 1,570,981 shares of our Common Stock by existing holders of warrants to buy our Common Stock at exercise prices ranging from $4.57 to $8.12. The shares may not be sold until the warrants are exercised. We will not receive any proceeds from the sale of the shares, but will receive proceeds from the exercise of the warrants before those sales. This Prospectus also relates to the sale of up to 5,473,532 shares of our Common Stock by certain of our stockholders, including 4,222,069 shares issuable upon conversion of our Series B Convertible Preferred Stock and the 4.9% dividend payable on the shares of Series B Convertible Preferred Stock over three years.

        The selling stockholders, including warrant holders who exercise their warrants to purchase our Common Stock, may sell the shares from time to time in transactions in the Nasdaq-National Market, in negotiated transactions, or otherwise, of by a combination of these methods, at fixed prices that may be changed at market prices prevailing at the time of the sale, at prices related to such market prices or at negotiated prices. We will not receive any part of the proceeds from the sale of these shares. The selling stockholders and such broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales. We have agreed to bear all of the expenses in connection with the registration and sale of the shares (other than selling commissions and the fees and expenses of counsel or other advisors to the selling stockholders).


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


        Our Common Stock is listed on the Nasdaq -- National Market under the symbol "RBOT." On July 11, 2001, the last reported sale price of our Common Stock was $3.54 per share.


                           --------------------------

              INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           --------------------------



                     This prospectus is dated July 12, 2001


                           --------------------------

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

BUSINESS OVERVIEW                                                             2

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS                                   5

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS                                   14

USE OF PROCEEDS                                                              14

SELLING STOCKHOLDERS                                                         14

PLAN OF DISTRIBUTION                                                         20

INTERESTS OF NAMED EXPERTS AND COUNSEL                                       21

WHERE YOU CAN FIND MORE INFORMATION                                          21

LEGAL MATTERS                                                                22

EXPERTS                                                                      22


                               BUSINESS OVERVIEW


        We develop, manufacture and market proprietary robotic and computerized surgical systems that are intended to enhance a surgeon's performance and centralize and simplify the surgeon's control of the operating room. We believe that our products have the potential to revolutionize surgery and the operating room by providing surgeons with the precision and dexterity necessary to perform complex, minimally invasive surgical procedures, and by enabling surgeons to control critical devices in the operating room through simple verbal commands. We believe that our products have the potential to broaden the scope and increase the effectiveness of minimally invasive surgery, improve patient outcomes and create a safer, more efficient and cost effective operating room.

        Our vision is to bring the power of computers and robotics to the operating room to facilitate a surgeon's ability to perform complex surgical procedures and enable new, minimally invasive microsurgical procedures that are currently very difficult or impossible to perform. We work with the leading medical practitioners in multiple disciplines to develop new procedures using our products to provide better visualization and improved dexterity for the surgeon, particularly for minimally invasive techniques.


        We have developed four major products and a suite of supporting supplies, accessories and services. The four major products are the AESOP(R) Endoscope Postioner, the ZEUS(TM) Robotic Surgical System, the HERMES(TM) Control Center, and the SOCRATES(TM) Telementoring System.

        The AESOP(R) Endoscope Positioner is a surgical robot which approximates the form and function of a human arm and allows control of the endoscope (a specially designed optical tube which, when connected to a medical video camera and light source, is passed into the body to allow the surgeon to view the operative site on a video monitor) using simple verbal commands. The AESOP platform is the world's first Food and Drug Administration (FDA) cleared surgical robot and incorporates the world's first FDA-cleared voice control interface for use in the operating room.

        The ZEUS Robotic Surgical System is designed to fundamentally improve a surgeon's ability to perform complex, minimally invasive surgical procedures and to enable new, minimally invasive microsurgical procedures that are currently very difficult or impossible to perform with conventional surgical methods. The ZEUS platform is comprised of three surgeon-controlled robotic arms, one of which positions an endoscope while the other two hold disposable and reusable surgical instruments. A surgeon controls the movement of the robotic arms by manipulating two corresponding robotic instrument handles, which are housed in a mobile console. A surgeon's precise manipulation of the instrument handles is communicated to a proprietary computer controller which filters, scales and translates the movements to the robotic surgical instruments.

        We have completed multi-center Phase I clinical testing with the ZEUS system and have begun clinical testing under the approved Investigation Device Exemption involving multi-center, pivotal clinical evaluation of the product. We are currently enrolling patients into three randomized controlled clinical trials in the areas of Coronary Artery Bypass Grafting, Internal Mammary Artery Harvesting and General Laparoscopic Surgeries. Feasibility studies are underway in several other surgical applications.


        The HERMES(TM) Control Center is a voice activated operating control system. The HERMES system is comprised of a control unit which can be networked with multiple HERMES compatible devices and is controlled by a surgeon using simple verbal commands or an interactive touch screen pendant. The 27 FDA-cleared devices controlled by the HERMES system include the endoscopic camera and light source, insufflator, (a device to inflate the patient's abdomen to allow greater surgical access), arthroscopic pump (a device, similar to an insufflator, which inflates joints for surgical access), arthroscopic shaver (a device which shaves thin, precise layers of cartilage), video cassette recorder, video printer, video frame grabber, operating room lights, surgical table, electrosurgical unit (a device which delivers electricity to cauterize, or cut, the tissue), telephone and our AESOP system. The HERMES system provides both visual and digitized voice feedback to the surgical team. Both feedback features are customizable by a surgeon in real time, allowing a surgeon to modify the amount and type of feedback received.

        The SOCRATES(TM) Telementoring System is our latest generation technology platform currently under development. SOCRATES enables remote access to HERMES networked devices via proprietary software and standard teleconferencing components. The SOCRATES system allows an operative surgeon to virtually, cost effectively, and on an as-needed basis, communicate with a remote mentor surgeon. SOCRATES enables the remote surgeon to help direct a surgical procedure thereby augmenting the operative surgeon's prior training experience.

        Our line of computer and robotic systems enhance a surgeon's ability to perform complex, minimally invasive surgeries. We have developed a process to help surgeons to safely and economically develop minimally invasive surgery skills which we call the EVOLVE(TM) surgical continuum (our trademarked training method). All four of our robotic products are integral to the EVOLVE(TM) process.


                   RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

        We are in a rapidly changing industry that involves a number of risks, some of which are beyond our control. A number of these risks are highlighted below. These risks could affect our actual future results and could cause them to differ materially from any forward-looking statements we have made.


WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE SO WE MAY NEVER ACHIEVE PROFITABILITY.

        From our formation, we have incurred significant losses. For the three years ended December 31, 2000, the Company has incurred net losses of $16,349,000, $13,375,000 and $11,545,000, respectively. In addition, the Company has incurred net losses from operations since inception and has an accumulated deficit of $64,284,000 as of December 31, 2000. We expect to incur additional losses as we continue spending for research and development efforts, clinical trials, manufacturing capacity and sales force improvement. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will ever achieve significant commercial revenues, particularly from sales of our ZEUS product line, which is still under development and awaiting FDA clearance, or that we will become profitable. In the first quarter of 2001, we initiated a number of cost reductions including reductions in staffing, changes in our salary structure, and reductions in travel, which we believe will eliminate approximately $4,000,000 in expenses in 2001, thus lowering our breakeven point. If we are able to increase our revenues in the fourth quarter of 2001 over the same quarter in 2000 at a similar rate to previous years, the Company should be able to be profitable in that quarter. Nevertheless, it is possible that we may encounter substantial delays or incur unexpected expenses related to the market introduction and acceptance of the ZEUS platform, or any future products. If the time required to generate significant revenues and achieve profitability is longer than anticipated, we may not be able to continue our operations.

SINCE OUR OPERATING EXPENDITURES CURRENTLY EXCEED OUR REVENUES, ANY FAILURE TO RAISE ADDITIONAL CAPITAL OR GENERATE REQUIRED WORKING CAPITAL COULD REDUCE OUR ABILITY TO COMPETE AND PREVENT US FROM TAKING ADVANTAGE OF MARKET OPPORTUNITIES.

        Our operations to date have consumed substantial amounts of cash, and we expect our capital and operating expenditures will exceed revenues for at least the next year. We believe that our current cash and cash equivalent balances, and our ability to borrow under the equity line of credit obtained in April 2001, will allow us to fund our operations for at least twelve months. However, we may require substantial working capital to fund our business after December 31, 2001 and will need to raise additional capital. It is anticipated that additional funding, as needed, to support operations through and after December 31, 2001 will be obtained from the following sources: current cash balances, the proceeds from the exercise of warrants, and the issuance of additional debt or equity securities. We cannot assure you that additional capital will be available on terms favorable to us, or at all.

        The various elements of our business and growth strategies, including our introduction of new products, the expansion of our marketing distribution activities and obtaining regulatory approval or market acceptance will require additional capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund those business activities essential to our ability to operate profitably, including further research and development, clinical trials, and sales and marketing activities, would be significantly limited.

IF OUR PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, WE WILL NOT BE ABLE TO GENERATE THE REVENUE NECESSARY TO SUPPORT OUR BUSINESS.

        We anticipate that ZEUS will comprise a substantial majority of our sales in the future, and our future success depends on the successful development, commercialization and market acceptance of this product. Even if we are successful in obtaining the necessary regulatory clearances or approvals for ZEUS, our successful commercialization will depend upon our ability to demonstrate the clinical safety and effectiveness, ease-of-use, reliability and cost-effectiveness of these products in a clinical setting. We can not assure you that the FDA will allow us to conduct further clinical trials or that ZEUS will prove to be safe and effective in clinical trials under United States or international regulatory requirements. It is also possible that we may encounter problems in clinical testing that cause a delay in or prohibit commercialization of ZEUS. Moreover, the clinical trials may identify significant technical or other obstacles to overcome prior to the commercial deployment of ZEUS, resulting in significant additional product development expense and delays. Even if the safety and effectiveness of procedures using ZEUS is established, surgeons may elect not to recommend the use of these products for any number of reasons. Broad use of our products will require significant surgeon training and practice, and the time and expense required to complete such training and practice could adversely affect market acceptance. Successful commercialization of our products will also require that we satisfactorily address the needs of various decision makers in the hospitals that constitute the target market for our products and to address potential resistance to change in existing surgical methods. If we are unable to gain market acceptance of our products, we will not be able to sell enough of our products to be profitable, and we may be required to obtain additional funding to develop and bring to market alternative products.

IF WE DO NOT OBTAIN AND MAINTAIN NECESSARY DOMESTIC REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS IN THE UNITED STATES.


        Our products in the United States are regulated as medical devices by the FDA. The process of obtaining required regulatory approvals and clearances can be expensive, and there can be no assurance that we obtain such approvals or clearances on a timely basis, if at all. There can be no assurance that the FDA will act favorably or quickly on our current submissions for approval or clearance of our products, and we may encounter significant difficulties and costs in our efforts to obtain FDA approvals or clearances that could delay or preclude us from selling our products in the United States. There can be no assurance that the FDA will not change the classification of our devices or their policies toward review, clearance or approval, as a result of changes in FDA staffing including reviewers of approval submissions and their managers. Furthermore, there can be no assurance that the

FDA will not request additional data, require that we conduct further clinical trials or significantly increase the extent and time of premarket review, causing us to incur substantial costs and delay. In addition, there can be no assurance that the FDA will not impose strict labeling requirements, onerous operator training requirements or other requirements as a condition to approval or clearance. The FDA strictly prohibits the marketing of FDA-cleared or approved medical devices for unapproved uses. Failure to receive or delays in receipt of FDA clearances or approvals, including any resulting need for additional clinical trials or data as a prerequisite to approval or clearance, or any FDA conditions that limit our the ability to market our products for particular uses or indications, could impair our ability to effectively develop a market for our products and impair our ability to operate profitably in the future.

        Our operations are subject to the FDA's Quality System Regulation, (a federal regulation governing medical devices) and ISO-9001 (a global standard for quality systems), and similar regulations in other countries, including EN-46001 Standards (the European standard for quality systems), regarding the design, manufacture, testing, labeling, record keeping and storage of devices. Ongoing compliance with FDA's Quality System Regulation requirements and other applicable regulatory requirements will be monitored through periodic inspection by federal and state agencies, including the FDA, and comparable agencies in other countries. Our manufacturing processes are subject to stringent federal, state and local regulations governing the use, generation, manufacture, storage, handling and disposal of certain materials and wastes. Although we believe that we have complied in all material respects with such laws and regulations, we are still subject to periodic inspection to ensure that we remain compliant with such laws and regulations. There can be no assurance that we will not be required to incur significant costs in the future in complying with such laws and regulations, that these laws and regulations will not become more stringent making it more difficult and more costly to achieve compliance, or that we will not be required to cease operations in the event of our failure to effect compliance.

        Failure to comply with applicable regulatory requirements can result in, among other things, suspensions or withdrawals of approvals, product seizures, injunctions, recalls of products, operating restrictions, and civil fines and criminal prosecution. Delays or failure to receive approvals or clearances for our current submissions, or loss of previously received approvals or clearances, would materially adversely affect the marketing and sales of our products and impair our ability to operate profitably in the future.

OUR PRODUCTS ARE SUBJECT TO VARIOUS INTERNATIONAL REGULATORY PROCESSES AND APPROVAL REQUIREMENTS. IF WE DO NOT MAINTAIN THE NECESSARY INTERNATIONAL REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS IN FOREIGN COUNTRIES.

        To be able to market and sell our products in other countries, we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals, and the time required for regulatory review vary from country to country. Obtaining and maintaining foreign regulatory approvals are expensive, and we cannot be certain that we will receive regulatory approvals in any foreign country in which we plan to market our products. If we fail to obtain regulatory approval in any foreign country in which we plan to market our products, our ability to generate revenue will be harmed.

        The European Union requires that manufacturers of medical products obtain the right to affix the CE mark to their products before selling them in member countries of the European Union. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. We have obtained the CE mark for all of our products, which means that these products may currently be sold in all of the member countries of the European Union.

        If we modify existing products or develop new products in the future, including new instruments, we will need to apply for permission to affix the CE mark to such products. In addition, we will be subject to annual regulatory audits in order to maintain the CE mark permissions we have already obtained. We cannot be certain that we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

WE MAY NEVER SELL ENOUGH PRODUCTS TO BE PROFITABLE BECAUSE OUR MARKETS ARE HIGHLY COMPETITIVE, CUSTOMERS MAY CHOOSE TO PURCHASE OUR COMPETITORS' PRODUCTS OR MAY NOT ACCEPT OUR PRODUCTS.


        The minimally invasive surgery market has been, and will likely continue to be, highly competitive. Many competitors in this market have significantly greater financial resources and experience than us. In addition, some of these companies may be able to market their products sooner than us if they are able to achieve regulatory approval before us. Many medical conditions that can be treated using our products can also be treated by pharmaceuticals or other medical devices and procedures. Many of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other procedures could make such therapies more effective or less expensive than using our products and could render our products obsolete or unmarketable. As a result, we cannot be certain that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future technologies.


IF SURGEONS OR INSTITUTIONS ARE UNABLE TO OBTAIN REIMBURSEMENT FROM THIRD-PARTY PAYORS FOR PROCEDURES USING OUR PRODUCTS, OR IF REIMBURSEMENT IS INSUFFICIENT TO COVER THE COSTS OF PURCHASING OUR PRODUCTS, WE MAY BE UNABLE TO GENERATE SUFFICIENT SALES TO SUPPORT OUR BUSINESS.


        In the United States, our products are primarily acquired by medical institutions which then bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans for the healthcare services they provide their patients. Government agencies, certain private insurers and certain other payors generally reimburse hospitals for medical treatment at a fixed rate based on schedules established by the Health Care Finance Administration. Depending upon the actual procedure, these reimbursements may range from $3,000 for a laprascopic procedure to $30,000 for a cardiac procedure. The actual schedule of reimbursements will vary over time. We believe that the procedures using our products will be eligible for reimbursement under existing reimbursement schedules. However, Medicare and other third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement. Even if a procedure is covered by such schedules, payors may deny reimbursement if they determine that the device used in the treatment was unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication. Many international markets have government-managed healthcare systems that control reimbursement for new products and procedures. In most markets, there are private insurance systems, as well as governmental managed systems, that control reimbursement for new products and procedures. Market acceptance of our products may depend on the availability and level of reimbursement in international markets we target.


        There can be no assurance that third-party reimbursement and coverage for our products will be available or adequate, that current reimbursement amounts will not be decreased in the future, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise affect the demand for our products or our ability to sell our products on a profitable basis, particularly if our products are more expensive than competing surgical or other procedures. If third-party payor coverage or reimbursement is unavailable or inadequate, our business, financial condition and results of operations would be materially adversely affected.


INTERNATIONAL SALES OF OUR PRODUCTS ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUES AND OUR GROWTH MAY BE LIMITED IF WE ARE UNABLE TO SUCCESSFULLY MANAGE THESE INTERNATIONAL ACTIVITIES.

        Our business currently depends in large part on our activities in Europe and Asia, and we intend to expand our presence into additional foreign markets. Sales to markets outside of the United States accounted for approximately 42% of our sales for the year ended December 31, 2000. We are subject to a number of challenges that relate to our international business activities. These challenges include:

        o the risks associated with foreign currency exchange rate fluctuation;

        o failure of local laws to provide the same degree of protection against infringement of our intellectual property;

        o certain laws and business practices that could favor local competitors, which could slow our growth in international markets;

        o building an organization capable of supporting geographically dispersed operations; and

        o the expense of establishing facilities and operations in new foreign markets.

Currently, the majority of our international sales are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. If we are unable to meet and overcome these challenges, our international operations may not be successful, which would limit the growth of our business.


IF WE ARE UNABLE TO PROTECT THE INTELLECTUAL PROPERTY CONTAINED IN OUR PRODUCTS FROM USE BY THIRD PARTIES, OUR ABILITY TO COMPETE IN THE MARKET WILL BE HARMED.

        Our success depends, in part, on our ability to obtain and maintain patent protection for our products, to preserve our trade secrets, and to operate without infringing the proprietary rights of others. We seek to protect our proprietary positions by filing United States and foreign patent applications related to our technology, inventions and improvements that are important to the development of our business.

        Patent applications in the United States are maintained in secrecy until patents issue, and patent applications in foreign countries are maintained in secrecy for a period after filing. Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries and the filing of related patent applications. Patents issued and patent applications filed relating to medical devices and robotics are numerous and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to our products or processes used or proposed to be used in the future. There can be no assurance, however, that third parties will not seek to assert that our devices and systems infringe their patents or seek to expand their patent claims to cover aspects of our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.


        There can be no assurance that we will not become subject to future patent infringement claims or litigation in a court of law, interference proceedings, or opposition to a patent grants in a foreign jurisdiction. The defense and prosecution of such intellectual property suits, U.S. Patent and Trademark Office (USPTO) interference proceedings, reexamination proceedings or opposition proceedings and related legal and administrative proceedings are costly, time-consuming, divert the attention of management and technical personnel and could result in substantial uncertainty regarding our future viability. Future litigation or regulatory proceedings, which could result in substantial cost and uncertainty, may also be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of other parties' proprietary rights. Any public announcements related to such litigation or administrative proceedings initiated by us, or initiated or threatened against us by our competitors, could adversely affect the price of our stock.

        We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We typically require our employees, consultants and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any breach. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and technologies or otherwise gain access to our proprietary technology, or that the we can meaningfully protect our rights in unpatented proprietary technology. Failure to protect our intellectual property would limit our ability to produce and/or market our products in the future which would adversely affect our revenues generated by the sale of such products.


WE ARE INVOLVED IN INTELLECTUAL PROPERTY LITIGATION WITH INTUITIVE SURGICAL AND BROOKHILL-WILK THAT MAY HURT OUR COMPETITIVE POSITION, MAY BE COSTLY TO US AND MAY PREVENT US FROM SELLING OUR PRODUCTS.


        On May 10, 2000, we filed a lawsuit in United States District Court alleging that Intuitive Surgical's da Vinci surgical robot system infringes on our United States Patent Nos. 5,524,180, 5,878,193, 5,762,458, 6,001,108,
5,815,640, 5,907,664, 5,855,583 and 6,063,095. These patents concern methods and devices for conducting various aspects of robotic surgery. On June 30, 2000, Intuitive served its Answer and Counterclaim alleging non-infringement of each patent-in-suit, patent invalidity and unenforceability. On or about December 7 and 8, 2000, the United States Patent and Trademark Office (USPTO) granted three of Intuitive's petitions for a declaration of an interference relating to our 5,878,193, 5,907,664 and 5,855,583 patents. An interference is a proceeding within the USPTO to resolve questions regarding who was the first to invent the subject matter of a patent and/or a patent application. On February 13, 2001, the United States District Court issued an order staying the infringement action for up to one year pending decision on preliminary motions the parties have filed in the interference proceedings. On February 21, 2001, Brookhill-Wilk filed suit against us alleging that our products infringe upon Brookhill-Wilk's United States Patent Nos. 5,217,005 and 5,368,015. Brookhill-Wilk's complaint seeks damages, attorneys' fees and increased damages alleging willful patent infringement. We do not believe that our products currently infringe either patent and if any claim of either patent is interpreted to cover any of our current projects, the claim would be invalid. On March 21, 2001, we served our Answer and Counterclaim alleging non-infringement of each patent-in-suit, patent invalidity and unenforceability. On March 30, 2001, Intuitive and IBM Corporation filed suit alleging that the our

AESOP, ZEUS and HERMES products infringe United States Patent No. 6,201,984 which was recently issued on March 13, 2001. The complaint seeks damages, a preliminary injunction, a permanent injunction, and costs and attorneys fees. A preliminary review of the claims of this patent reveals that each claim is limited to a surgical system employing voice recognition for control of a surgical instrument. As this patent was only recently issued and as we have not had prior notice of the patent or the claims of this patent, we are currently evaluating the allegations of patent infringement and the validity of the patent.


        If we lose the counterclaim on the patent suit brought by Intuitive or the patent infringement claims by Brookhill-Wilk or Intuitive and IBM, we may be prevented from selling our products as currently configured without first obtaining a license to the disputed technology from the successful party or modifying the product. A license could be expensive, or could require that we license to the other party some of our own proprietary technology, each of which result could seriously harm our business. We believe that all of our product lines could be affected by this litigation. If any of the adverse parties are successful in their claims or counterclaims, as the case may be, against us and are unwilling to grant us a license, we will be required to stop selling our products that are found to infringe the successful party's patents unless we can redesign them so they do not infringe these patents, which we may be unable to do. Whether or not we are successful in these lawsuits, the litigation could consume substantial amounts of our financial and managerial resources. Further, because of the substantial amount of discovery often involved in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.


BECAUSE OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT, OUR FUTURE SUCCESS WILL DEPEND UPON OUR ABILITY TO EXPAND THE APPLICATIONS OF OUR PRODUCTS.


        Our success will depend to a significant extent upon our ability to enhance and expand the utility of our products so that they gain market acceptance. We can not assure you that we will be successful in identifying, developing, manufacturing and marketing new products or enhancing our existing products on a timely or cost-effective basis. Moreover, we may encounter technical problems in connection with our product development efforts that could delay the introduction of new products or product enhancements. Failure to develop or introduce new products or product enhancements on a timely basis that achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations. In the past, some of our competitors have been able to develop desirable product features (such as articulation of certain instruments and three dimensional visualization of their products) earlier than we have. Our inability to rapidly develop these features may have led to lower sales of some of our products. In addition, technological advances with other therapies could make such therapies less expensive or more effective than using our products and could render our technology obsolete or unmarketable. There can be no assurance that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future technologies.

WE MAY NOT BE ABLE TO EXPAND OUR MARKETING DISTRIBUTION ACTIVITIES IN ORDER TO MARKET OUR PRODUCTS COMPETITIVELY.


        We anticipate significantly increasing the number of sales personnel to more fully cover our target markets, particularly as we expand our product offerings. It is possible we will be unable to compete effectively in attracting, motivating and retaining qualified sales personnel. We currently intend to market and sell our products outside the United States and Europe principally through distributors. In order to accomplish this, we will be required to expand our distributor network. We may not be able to identify suitable distributors or negotiate acceptable distribution agreements. Any such distribution agreements may not result in significant sales. If we are unable to identify suitable distributors or negotiate acceptable distribution agreements, we may not be succeed in expanding the market for our products outside of the United States and Europe.


CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

        Our present directors and executive officers beneficially own approximately 33% of our outstanding common stock. These stockholders, acting together, have the ability to significantly influence the election of our directors and other stockholder actions and, as a result, direct the operation of our business, including delaying or preventing a proposed acquisition of Computer Motion.


IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR ABILITY TO COMPETE WILL BE HARMED.

        Our future business and operating results depend in significant part on our key management, scientific, technical and sales personnel, many of whom would be difficult to replace, and future success will depend partially upon our ability to retain these persons and recruit additional qualified management, technical, marketing, sales, regulatory, clinical and manufacturing personnel. Competition for such personnel is intense, and we may have difficulty in attracting or retaining such personnel. In addition, we do not have employment agreements with any of our key personnel and also do not provide life insurance to any of our employees which may make it more difficult to retain our key personnel.

OUR FUTURE OPERATING RESULTS MAY FALL BELOW SECURITIES ANALYSTS' OR INVESTORS' EXPECTATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.


        Our results of operations may vary significantly from quarter to quarter depending upon numerous factors, including the following: (i) delays associated with the FDA and other regulatory clearance and approval processes; (ii) healthcare reimbursement policies; (iii) timing and results of clinical trials;
(iv) demand for our products; (v) changes in pricing policies by us or our competitors; (vi) the number, timing and significance of our competitors' product enhancements and new products; (vii) product quality issues; and
(viii) component availability and supplier delivery performance. Our operating results in any particular period may not be a reliable indication of our future performance. It is likely that in some future quarters, our operating results will be below the expectations of securities analysts or investors. If this occurs, the price of our common stock, and the value of your investment, will likely decline.


WE MAY INCUR SUBSTANTIAL COSTS DEFENDING SECURITIES CLASS ACTION LITIGATION DUE TO OUR STOCK PRICE VOLATILITY.


        The market price of our common stock is likely to be volatile and may be affected by: (i) actual or anticipated decisions by the FDA with respect to approvals or clearances of our or our competitors' products; (ii) actual or anticipated fluctuations in our operating results; (iii) announcements of technological innovations; (iv) new commercial products announced or introduced by us or our competitors; (v) changes in third party reimbursement policies;
(vi) developments concerning our or our competitors' proprietary rights; (vii) conditions and trends in the medical device industry; (viii) governmental regulation; (ix) changes in financial estimates by securities analysts; and (x) general stock market conditions.


        Securities class action litigation has often been brought against companies when the market price of their securities declines. We could be especially prone to such risk because technology companies have experienced greater than average stock price volatility in recent years. If we are subject to securities litigation, we would incur substantial costs and divert management's attention defending any such claims.

OUR RELIANCE ON SOLE OR SINGLE SOURCE SUPPLIERS COULD HARM OUR ABILITY TO MEET DEMAND FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN OUR PROJECTED BUDGET.

        We rely on independent contract manufacturers, some of which are single source suppliers, for the manufacture of the principal components of our products. Shortages of raw materials, production capacity constraints or delays on the part of our contract manufacturers could negatively affect our ability to ship products and derive revenue. In some instances, we rely on companies that are sole suppliers of key components of our products. If one of these sole suppliers goes out of business, we could face significant production delays until an alternate supplier is found, or until the product could be redesigned and revalidated to accommodate a new supplier's replacement component. In addition, we generally submit purchase orders based upon our suppliers' current price lists. Since we do not have written contracts for future purchase orders with our suppliers, these suppliers may increase the cost of the parts we purchase in the future. We do not have experience manufacturing our products in large commercial quantities. Our manufacturing experience to date has been focused primarily on assembling components produced by third party manufacturers. In scaling up manufacturing of new products, we may encounter difficulties involving quality control and assurance, component availability, adequacy of control policies and procedures, lack of qualified personnel and compliance with the FDA's Quality System Regulations requirements. We may elect to internally manufacture components currently provided by third parties or to implement new production processes. We cannot assure you that manufacturing yields or costs will not be adversely affected by a transition to in-house production or to new production processes if such efforts are undertaken. If necessary, this expansion will require the commitment of capital resources for facilities, tooling and equipment and for leasehold improvements. Further, our delay or inability to expand our manufacturing capacity or in obtaining the commitment of such resources could result in our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation.


WE RELY ON A CONTINUOUS POWER SUPPLY TO CONDUCT OUR BUSINESS, AND CALIFORNIA'S CURRENT ENERGY CRISIS COULD DISRUPT OUR OPERATIONS AND INCREASE OUR EXPENSES.

        California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the state of California fall below certain critical levels, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. We currently do not have backup generators or alternate sources of power in the event of a blackout, and our current insurance does not provide coverage for any damages we or our customers may suffer as a result of any interruption in our power supply. Our corporate headquarters and our manufacturing facilities are located in California. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our California facilities. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

        Furthermore, the deregulation of the energy industry instituted in 1996 by the California government has caused power prices to increase. Under deregulation, utilities were encouraged to sell their plants, which traditionally had produced most of California's power, to independent energy companies that were expected to compete aggressively on price. Instead, due in part to a shortage of supply, wholesale prices have skyrocketed over the past year. If wholesale prices continue to increase, the operating expenses associated with our facilities located in California will likely increase which would harm our results of operations.

THE USE OF OUR PRODUCTS COULD RESULT IN PRODUCT LIABILITY CLAIMS THAT COULD BE EXPENSIVE AND HARM OUR BUSINESS.

        We face an inherent business risk of financial exposure to product liability claims in the event that the use of our products results in personal injury or death. We also face the possibility that defects in the design or manufacture of our products might necessitate a product recall. It is possible that we will experience losses due to product liability claims or recalls in the future. We currently maintain product liability insurance with coverage limits of $5,000,000, but future claims may exceed these coverage limits. We may also require increased product liability coverage as additional potential products are successfully commercialized. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. While we have had no material product liability claims to date, our defense of any future product liability claim, regardless of its merit or eventual outcome, would divert the management's attention and result in significant legal costs. In addition, a product liability claim or any product recalls could also harm our reputation or result in a decline in revenues.

OUR CONTINUED GROWTH WILL SIGNIFICANTLY STRAIN OUR RESOURCES AND, IF WE FAIL TO MANAGE THIS GROWTH, OUR ABILITY TO MARKET, SELL AND DEVELOP OUR PRODUCTS MAY BE HARMED.

        Our growth will continue to place significant demands on our management and resources. In order to compete effectively against current and future competitors, prepare products for clinical trials and develop future products, we believe we must continue to expand our operations, particularly in the areas of research and development and sales and marketing. It is likely that we will be required to implement additional operating and financial controls, hire and train additional personnel, install additional reporting and management information systems and expand our physical operations. Our future success will depend, in part, on our ability to manage future growth and we cannot assure you that we will be successful.

HOLDERS OF OUR SERIES B CONVERTIBLE PREFERRED STOCK AND THE PARTY TO OUR EQUITY LINE FINANCING AGREEMENT COULD ENGAGE IN SHORT SELLING TO INCREASE THE NUMBER OF SHARES OF OUR SECURITIES ISSUABLE UPON CONVERSION OF THEIR SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK OR ISSUABLE PURSUANT TO THE TERMS OF THE EQUITY LINE FINANCING AGREEMENT.

        The holders of our Series B Convertible Preferred Stock can convert their shares into shares of our Common Stock at any time. The Series B Convertible Preferred Stock is initially convertible into that number of Common Shares determined by dividing the aggregate purchase price of the Preferred Stock by $5.77, (which is 110% of the five day average of the closing price for the Company's Common Stock as quoted on the NASDAQ National Market immediately prior to the closing date of the private placement of the Series B Convertible Preferred Stock. However, this initial conversion price is subject to adjustment on August 16, 2001 and November 16, 2001, whereupon the conversion price shall be subject to reset to the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to each adjustment date if such average is lower than the initial conversion price. Consequently, the number of shares of our Common Stock issuable upon conversion of the Series B Convertible Preferred Stock will vary with the market price of our stock. A greater number of shares of our Common Stock are issuable the lower the market price of our Common Stock. Increased sales volume of our Common Stock could put downward pressure on the market price of these shares. This fact could encourage holders of the Series B Convertible Preferred Stock to sell short our Common Stock prior to the reset dates, thereby potentially causing the conversion price to be resent lower resulting in a greater number of shares to be issued upon conversion. The holders of the Series B Convertible Preferred Stock could then use their converted shares to cover their short positions. The holder of the Series B Convertible Preferred Stock could thereby profit by the decline in the market price of the Common Stock cause by their short selling.

        Similarly, the shares of our Common Stock issuable under the Equity Line Financing Agreement that we entered into with Societe Generale on March 30, 2001 are issuable based upon a formula that takes into account the market price of our Common Stock. We may from time to time, and subject to certain restrictions set forth in the Equity Line Financing Agreement, sell shares of our Common Stock to Societe Generale at an initial purchase price equal to 91% of the daily volume weighted average of the price of the Company's Common Stock for each day during the specified purchase period. Thus, a greater number of shares of our Common Stock would be issuable the lower the market price of our Common Stock during the specified purchase period. This fact could give Societe Generale the incentive to sell short our Common Stock after receipt of a notice by us to sell the shares, and thereby potentially causing the market price to decline.

        Additionally, it is important to note that a significant amount of our Series B Convertible Preferred Stock and the warrants issued in connection with the private placement of the Series B Convertible Preferred Stock are held by just a few investors. This gives these investors greater influence over the market price of our stock, especially if the conversion price for the Series B Convertible Preferred Stock is reset below the initial conversion price.

FUTURE SALES OF OUR COMMON STOCK COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

        Future sales of our Common Stock could depress the market price of our Common Stock. By this prospectus we are registering 4,783,380 shares of our Common Stock. We currently have commitments to issue and register an undetermined number of additional shares of our Common Stock. We may also issue options, warrants or other derivative securities that are convertible into our Common Stock. The public sale of our Common Stock by the selling stockholders, other selling stockholders that control large blocks of our Common Stock, and the conversion of our derivative securities and public sale of the Common Stock underlying these derivative securities could dilute our Common Stock and depress the market value of our Common Stock.

        Similarly, on March 30, 2001, we entered into an equity line financing agreement with Societe Generale for up to $12,000,000. The agreement gives us the right to require Societe Generale to purchase shares of our Common Stock, subject to certain conditions. The initial purchase price will be equal to 91% of the daily volume weighted average of the price of our Common Stock for each day during the specified purchase period. We have agreed to register the resale of the Common Stock sold to Societe Generale. The future issuance of these additional shares below the then current market value of our Common Stock will result in dilution to our stockholders and may depress our stock price.


CONVERSION OF OUR SERIES B CONVERTIBLE PREFERRED STOCK AND EXERCISE OF CERTAIN WARRANTS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK AND DILUTE EXISTING STOCKHOLDERS.


        The issuance of our Common Stock upon conversion of our Series B Convertible Preferred Stock, could adversely affect the market price of our Common Stock. Shares of our Series B Convertible Preferred Stock are initially convertible into that number of shares of our Common Stock determined by dividing the aggregate purchase price of the Series B Convertible Preferred Stock by $5.77. This initial conversion price is subject to adjustment on August 16, 2001 and November 16, 2001, whereupon the conversion price shall be subject to reset to the average of the 10 lowest closing prices for the Company's Common Stock as quoted on the NASDAQ National Market during the 20 consecutive dates immediately prior to each adjustment date if such average is lower than the initial conversion price of $5.77; provided, however, that the conversion price shall not be reset below $2.72. If all of the shares of Series B Convertible Preferred stock were converted based upon the price floor of $2.72, we would be obligated to issue 3,685,294 shares of our Common Stock representing approximately 26% of our current total outstanding securities. Stockholders could experience substantial dilution upon conversion of our Series B Convertible Preferred Stock and exercise of related warrants, as a result of either a decline in the market price of our Common Stock prior to conversion as a consequence of the reset component of the conversion price associated with our Series B Convertible Preferred Stock, or an event triggering the antidilution rights of any outstanding shares of our Series B Convertible Preferred Stock which would require an adjustment to the conversion price, thereby increasing the number of shares of our Common Stock issuable upon conversion of our Series B Convertible Preferred Stock.

OUR ABILITY TO SUCCESSFULLY CONDUCT BUSINESS OPERATIONS AND OPERATE PROFITABLY COULD BE LIMITED IF WE ARE OBLIGATED TO REDEEM A SUBSTANTIAL PORTION OF OUR SERIES B CONVERTIBLE PREFERRED STOCK.

        The potential volatility of our Common Stock, among other things, creates a risk that we may have to redeem a substantial portion of our Series B Convertible Preferred Stock in certain circumstances. The holders of our Series B Convertible Preferred Stock are entitled to require that we redeem all outstanding shares of our Series B Convertible Preferred Stock upon the occurrence of the following:

        o the shares of Series B Convertible Preferred Stock have not been converted prior to February 16, 2004;

        o we default or fail to convert any shares of Series B Convertible Preferred Stock and default or failure was not due to some legal inability or restriction on the Series B Convertible Preferred Stock;

        o we fail to pay any dividend payable on the Series B Convertible Preferred Stock when due;

        o   our Common Stock ceases to be listed on the Nasdaq National Market;
            or

        o we repurchase or redeem share of Common Stock or any share of preferred stock with rights and preferences junior to or the same as the Series B Convertible Preferred Stock.

        If we are forced to redeem the shares of Series B Convertible Preferred Stock upon the occurrence of any of the above events, we may issue shares of our Common Stock or make a cash payment to the investors in an amount equal to the face value of the Series B Convertible Preferred Stock then held by the investors, which was $10,024,000 on the date of grant, plus any accrued dividends.

        An obligation to redeem any of our Series B Convertible Preferred Stock may require a large expenditure of capital and, as a result, may limit our ability to meet various other commitments of capital or successfully conduct research, development, clinical trials, marketing and sales activities, and other business activities that are essential to our ability to operate profitably.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

The information contained in or incorporated by reference in this prospectus discusses our plans and strategies for our business or state other forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," or "anticipates," or other variations thereof (including their use in the negative), or by discussions of strategies, plans or intentions. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements.


                                 USE OF PROCEEDS


        We used the proceeds from the sale of our Series B Convertible Preferred Stock to retire approximately $3 million in debt and the remainder will be used for working capital and other general corporate purposes. We will not receive any proceeds from the sale of the selling stockholders' shares.


                              SELLING STOCKHOLDERS

        We issued warrants exercisable for shares of our Common Stock to certain of the selling stockholders in the following transactions:

- Between November 6, 1995 and June 2, 1997, we issued warrants to purchase an aggregate of 1,657,919 shares of our Common Stock, of these 1,252,652 have an exercise price of $4.57 per share and 405,267 have an exercise price of $7.71 per share. We registered 1,308,852 shares of our Common Stock for issuance upon conversion of certain of these warrants under Registration No. 333-37406 which was declared effective on May 31, 2000.

- On August 31,2000, we offered our existing holders an incentive to exercise their warrants. For all warrants exercised prior to September 22, 2000, we granted an additional five year warrant for 55% of the total warrants exercised by participating warrant holders. Warrants totaling 657,332 shares of Common Stock were exercised and new five year warrants totaling 361,530 shares were granted at an exercise price of $9.178 per share. Daniel Dorian, a member of our Board of Directors, exercised two warrants for an aggregate of 58,690 shares of Common Stock and received a new warrant to purchase 32,280 of Common Stock. Yulun Wang, Chief Technical Officer, Executive Vice President and member of our Board of Directors, exercised a warrant for an aggregate of 3,391 shares of Common Stock and received a new warrant to purchase 2,162 shares of Common Stock. Robert W. Duggan, our Chief Executive Officer and Chairman of our Board of Directors exercised a warrant for an aggregate of 245,685 shares of Common Stock and received a new warrant to purchase 149,388 shares of Common Stock. We registered 361,530 shares of our Common Stock for issuance upon conversion of certain of these warrants under Registration No. 333-51646 which was declared effective on January 2, 2001.

- On February 16, 2001 we issued warrants to purchase an aggregate of 557,931 shares of our Common Stock at a purchase price of $8.12 per share in connection with our private placement of Series B Convertible Preferred Stock (the sale and issuance of our Series B Convertible Preferred Stock is described in greater detail below). Pursuant to the registration statement of which this prospectus is a part, we are registering 557,931 shares of our Common Stock for issuance upon exercise of these warrants.

        We have issued shares of our Common Stock (or securities convertible into shares of our Common Stock) to certain of the selling stockholders in the following separate and unrelated private transactions:

- On June 29, 2000 we issued 594,891 shares of Common Stock to certain selling stockholders at an offering price per share of $7.669. Included in the June 29, 2000 offering we issued 271,371 shares to Mr. Duggan and 260,790 shares to Patricia Duggan upon the conversion of a $3 million Convertible Promissory Note we issued to Mr. Duggan on March 31, 2000 and additional cash contribution of $1,032,812. Pursuant to the terms of the Note, the conversion price per share was to be derived from the price per share of the next private placement of our securities, or $7.669. Mr. Duggan beneficially owns 9.952% of our Common Stock. We registered these shares for resale under Registration No. 333-44274 which was declared effective on September 3, 2000.

- On October 24, 2000, we issued 49,753 shares of our Common Stock to Mueller International with an aggregate value of $396,780 as compensation for certain services provided by Mueller in connection with that certain Marketing Database Development, Creative Consulting and Top Accounts Management Program Agreement, dated August 30, 2000. We registered these shares for resale under Registration No. 333-51646 which was declared effective on January 2, 2001.

- From October 11, 2000 to March 1, 2001, we issued 5,570 shares of our Common Stock to Michael Chan certain services provided by Mr. Chan in connection with that certain Business Consulting Agreement, dated September 22, 2000. We registered 2,190 shares for resale under Registration No. 333-51646 which was declared effective on January 2, 2001. Pursuant to the registration statement of which this prospectus is a part, we are registering an additional 3,380 shares for resale by Mr. Chan.

- On February 9, 2001, we issued 100 shares of our Common Stock to Michael Galler as a bonus for services rendered. Pursuant to the registration statement of which this prospectus is a part, we are registering the shares for resale by Mr. Galler.


- On February 16, 2001, we sold and issued 10,024 shares of our Series B Convertible Preferred Stock for an aggregate of $10,024,000. Pursuant to the registration statement of which this prospectus is a part, we are registering 4,222,069 shares of our Common Stock for issuance upon conversion of face value of the Series B Stock and dividends payable and the shares of Series B Convertible Preferred.

        The table below sets forth the following information as of June 1, 2001:
(1) the names of the selling stockholders; (2) the number of shares of Common Stock beneficially owned by each selling stockholder; (3) the number of shares each selling stockholder may offer to sell; and (4) the number of shares of Common Stock beneficially owned by each selling stockholder upon completion of this offering, assuming all of the offered shares are sold. Percentages are based upon 10,185,841 shares of Common Stock outstanding June 1, 2001. Other than as set forth in the footnotes to the table below, none of the selling stockholders has or during the past three year has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

                                                                              Shares
                                                            Shares Owned    Issued Upon    Shares
                                                               Before       Exericse of     Being       Shares Owned After
                                                              Offering      Warrants (3)  Offered (1)     Offering (2)
                                                            ------------   -------------  -----------    -----------------
NAME                                                           Number          Number       Number       Number    Percent
                                                            ------------   -------------  -----------    -------   -------
Andrews, Harold Wayne Jr.                                        7,131                        5,186       1,945       --
Arington, Brian and Renee                                          128                           64          64       --
Arington, Marita                                                 1,945                        1,945           0       --
Arington, Michael, as custodian for Alyssa Arington                 64                           64           0       --
Arington, Richard                                                1,945                        1,945           0       --
Arington, Richard and Marita                                     2,593                        2,593           0       --
Assiter, Shanna                                                  1,231                        1,231           0       --
Barber, William                                                 16,509                       16,379         130       --
BayStar Capital, LP(5)(9)                                      143,057                      143,057           0       --
BayStar International, LTD(5)(10)                              333,799                      333,799           0       --
Beheko Corp, Attn: Charles Barlow                              194,910                      163,790      31,120       --
Ben, Christopher A.                                                648                          648           0       --
Ben, Mike S.                                                       648                          648           0       --
Bermant, Jeffrey C.                                              6,483                        6,483           0       --
Blazon Profit Sharing                                          266,286          6,483       205,641      60,645       --
Braswell: Laura Burnam Braswell & Ann Bennett                    3,241                        3,241           0       --
Buntz, Mark Alan                                                 3,241                        3,241           0       --
Cannon, Peter A.                                                 3,890                        1,945       1,945       --
Carlson: California Central Trust Bank TTEE
  Craig Carlson #1050184743                                      2,106                        1,053       1,053       --
Catalpa Enterprises LTD(5)(11)                               1,430,566                    1,430,566           0
Chan, Michael                                                   22,166                       12,053      10,113       --
Chavarria, Greg J.                                               4,537                        4,537           0       --
Chewakin, Bradley & Kathleen                                       828                          414         414       --
Chewakin, Kathleen as custodian for Eric Lee Chewakin              128                           64          64       --
Chewakin, Kathleen as custodian for Reed Chewakin                  128                           64          64       --
Cohn:California Central Trust Bank TTEE
  Lawrence Cohn #1050184761                                      2,106                        1,053       1,053       --
Community Investment Partners II,L.P. (CIP II,L.P.)
  Attn: Dan Burkhardt                                           68,364                       57,156      11,208       --
Doiron, Daniel R. and Pamela G., as joints tenants(A)(6)        72,953         47,021        64,915           0       --
Doiron Family Trust                                              8,038          5,186         8,038           0       --
Doiron, Paul R. and Peggy                                       30,983          6,483        24,500       6,483       --

                                                                             Shares
                                                           Shares Owned    Issued Upon      Shares
                                                              Before       Exericse of       Being       Shares Owned After
                                                             Offering      Warrants (3)    Offered (1)      Offering (2)
                                                           ------------   -------------    ----------    -------------------
NAME                                                          Number          Number         Number        Number    Percent
                                                           ------------   -------------    ----------    ---------   -------
Dorr, Frederick Charles Dorr and Emily Jean Hass
  Revocable Trust                                                 6,483                       6,483             0      --
Dorr, Turtle Trust #2 c/o Emily Hass Dorr                        25,387                      25,387             0      --
Duggan, Patricia                                                409,054        6,483        270,838       138,216    1.34%
Duggan, Robert W.(B)(5)(7)(12)                                2,673,635      258,651      1,191,971     1,005,185    8.98%
Dunne, Caren L.                                                   4,538                       4,538             0      --
Dunne, James D.                                                  12,966                       6,483         6,483      --
Evans, Donald and Diana                                           1,296                         648           648      --
Feuchter:California Central Trust Bank TTEE
  Bruce Feuchter #1050184789                                      2,685        1,053          1,632         1,053      --
Frydman:California Central Trust Bank TTEE
  Ben Frydman #1050184798                                         2,106                       1,053         1,053      --
Gale:California Central Trust Bank TTEE
  Paul Gale #1050184805                                           2,106                       1,053         1,053      --
Galler, Michael                                                     100                         100             0
Ghodoussi, Modjtaba and Maryam Fetrossi                           9,827                       9,827             0      --
Glenn, Paul F. Glenn Revocable Trust,
  Paul F. Glenn Trustee                                          20,097       12,966         20,097             0      --
Goodman:California Central Trust Bank TTEE
  Rich Goodman #1050184814                                        2,106                       1,053         1,053      --
Heftel, Cecil                                                    51,866                      25,933        25,933      --
Heftel, Richard Heftel Living Trust dated
  Jan 9, 1996                                                    25,932                      12,966        12,966      --
Henley, Jeffrey O.(5)(13)                                       238,428                     238,428             0
Hower, Thomas R.                                                 21,241                      21,241             0      --
Ilvento, Joseph P., MD., Judy C. Dean, MD., Inc.
  Money Purchase Pension Plan                                    25,387       16,379         25,387             0      --
Ireland:California Central Trust Bank TTEE
  John Ireland #1050184565                                          648                         324           324      --
Jurkowitz, Morris M.                                             40,000                      40,000             0      --
Laby:Jordan M. Laby & Sandra Laby Trustees
  of the Laby Family Trust dated November 10, 1997               35,112                      12,966        22,146      --
Laby: Todd Mitchell Laby                                          1,516                       1,296           220      --
Lamey, Bryan A.                                                   5,315                       5,315             0      --
Lincoln American Investment, Inc. Attn: Paul Hopler              49,999                      49,999             0      --
Mauerman, George S.                                              95,820                      95,820             0      --
Mauerman, George S. Trustee for Adrien M. Mauerman
  Testamentary Trust                                             14,587                      14,587             0      --
Mauerman, George W.                                               3,241                       3,241             0      --
Mauerman, William D.                                              8,298                       8,298             0      --

                                                                           Shares
                                                          Shares Owned   Issued Upon        Shares
                                                             Before      Exericse of         Being       Shares Owned After
                                                            Offering     Warrants (3)      Offered (1)     Offering (2)
                                                          ------------  -------------      ----------    -----------------
NAME                                                         Number         Number           Number      Number    Percent
                                                          ------------  -------------      ----------    -------   -------
Mitchell, Frank Louis                                         3,241                           3,241           0       --
Murphy:California Central Trust Bank TTEE
  John Murphy #1050184912                                     2,685          1,053            1,632       1,053       --
Perez, Roberto J. and Danna                                   1,296                           1,296           0       --
Plucknett,Knoland James Plucknett Revocable
  Trust, Knowland James Plucknett Trustee                    25,933                          25,933           0       --
Rauth:California Central Trust Bank TTEE
  William R. Rauth #1050185387                                1,053                           1,053           0       --
RGRJ Venture Fund II, L.L.C                                  58,879                          58,879           0       --
Ruehle, Gregory J.                                            6,520                           6,520           0       --
Sanders, Jeff Barbaro & Brenda Gail                           8,026                           5,076       2,950       --
Schaaf:California Central Trust Bank TTEE
  K,C, Schaaf #1050184958                                     2,685                           1,632       1,053       --
Shields, Michael                                              6,520                           6,520           0       --
Slatkin, Reed                                               106,327                          32,417      73,910       --
Societe Generale(4)(5)(14)                                1,907,422                       1,907,422           0       --
Stradling, Yocca, Carlson & Rauth Investment
  partnership of 1982                                         6,483                           6,483           0       --
Stuart:California Central Trust Bank TTEE
  Bruce Stuart #1050184994                                    2,977                           1,053       1,924       --
Wang, Gene and Leslie                                        50,774         32,758           50,774           0       --
Wang, Yulun and Susan(C)(8)                                 980,369                           6,093     903,252     8.15%
Whalen:California Central Trust Bank TTEE
  Robert Whalen #1050185029                                   2,106                           1,053       1,053       --
Wiggins, Stephen                                            268,155        173,003          268,155           0       --
Wilson, Stephen                                              50,246         32,417           50,246           0       --
Yocca:California Central Trust Bank TTEE
  Nick E. Yocca #105018047                                    2,106                           1,053       1,053       --
Zhang, Pei Lun                                                3,260                           3,260           0       --
Zanganeh, Maky(5)(15)                                        11,445                          11,445           0       --
TOTALS                                                    9,928,936        657,332        7,044,413   2,328,882    18.47%
                                                          =========        =======        =========   =========    =====



----------

(A) Daniel R. Doiron, PhD has been a director for over the past three years.

(B) Robert W. Duggan is Chief Executive Officer and has been a director for over the past three years.

(C) Yulun Wang,PhD is the Chief Technical Officer and has been a director for over the past three years.

(1) Except as described below, we determined the number and percentage of shares that the selling stockholders beneficially own in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The information presented is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the individual has sole or shared voting power and also any shares which the individual has the right to acquire within 60 days of March 26, 2001 through the exercise of any stock option or other right. This includes 2,228,313 shares issuable upon exercise of warrants by the selling stockholders. The warrants range in exercise price of $4.57 per share to $9.178 per share. None of the shares stated in the table as Shares Being Offered will be sold in this offering unless the warrants are first exercised and the related exercise price is paid to us by the selling stockholders. In addition, as described in footnote 4 below, the number of shares reflected as issuable to the selling stockholders upon conversion of the Series B Stock include amounts in addition to those that they have the right to acquire within 60 days of March 26, 2001.

(2)     Assumes all shares offered under this prospectus are sold.


(3) Shares included in this column represent the shares of Common Stock issued to the selling stockholders upon exercise of warrants. These shares are included in the column "Shares Owned Before Offering."

(4) Under the terms of the Series B Stock and the warrants issued to Societe Generale, the shares of our Series B Stock and the warrants are exercisable only to the extent that the number of shares of Common Stock issuable in such conversions or exercises, together with the number of shares of issued and outstanding Common Stock owned by Societe Generale and its affiliates, would not exceed 4.9% of our then outstanding Common Stock as determined under Section 13(d) of the Securities Exchange Act. Accordingly, the number of shares of Common Stock set forth in the table for Societe Generale exceeds the number of shares of Common Stock that it beneficially owns through their ownership of Series B Stock and warrants.

(5) The number of shares shown as beneficially owned by this selling stockholder prior to this offering is approximately 275% of the number of shares that we would be obligated to issue upon conversion of the Series B Stock at the at the time of issuance. This number represents
        (i) 3,685,294 shares of Common Stock issuable upon conversion of the Series B Stock at the minimum possible conversion price ($2.72, or 50% of the initial conversion price of $5.77, which is 110% of the average of the closing bid prices of the Common Stock reported on the Nasdaq National Market for the five trading days ended February 15, 2001), (ii) 536,775 shares of Common Stock issuable upon conversion of the dividend payable on the shares of Series B Stock for three years, and (iii) 557,931 shares of Common Stock issuable upon exercise of the warrants issued to the purchasers of our Series B Stock. The actual number of shares of Common Stock issuable upon conversion is indeterminate and will change based on factors that we cannot predict at this time, including the future market price of our Common Stock. The actual number of shares of Common Stock issuable upon conversion of the Series B Stock is based upon an initial conversion price of $5.77. On August 16, 2001 and November 16, 2001 the conversion price shall be reset to the lower of: (i) the initial conversion price or (ii) the average of the 10 lowest closing prices for our Common Stock during the 20 consecutive trading days immediately preceding (but excluding) such reset dates.

(6) Represents 64,915 shares held by Daniel R. Doiron and 8,038 shares held by the Doiron Family Trust for the benefit of Mr. Doiron's minor children of which he disclaims beneficial ownership.

(7) Represents 409,054 shares held by Robert W. Duggan's spouse of which he disclaims beneficial ownership, 1,998,295 shares held by Mr. Duggan and 266,286 shares held by Blazon Profit Sharing Trust. Mr. Duggan is a managing member of Blazon Profit Sharing Trust. Mr. Duggan disclaims beneficial ownership of the shares held by Blazon Profit Sharing Trust except to the extent of his pecuniary interest in them.

(8) Represents 929,595 shares held by Yulun Wang and 50,774 shares held by Mr. Wang's minor children of which he disclaims beneficial ownership.

(9) The number of shares in the table as beneficially owned by this selling stockholder prior to this offering includes 38,745 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock.

(10) The number of shares in the table as beneficially owned by this selling stockholder prior to this offering includes 16,605 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock.

(11) The number of shares in the table as beneficially owned by this selling stockholder prior to this offering includes 166,051 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock.

(12) The number of shares in the table as beneficially owned by this selling stockholder prior to this offering includes 83,025 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock.

(13) The number of shares in the table as beneficially owned by this selling stockholder prior to this offering includes 27,675 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock.

(14) The number of shares in the table as beneficially owned by this selling stockholder prior to this offering includes 221,402 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock.

(15) The number of shares in the table as beneficially owned by this selling stockholder prior to this offering includes 1,328 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock.


*Represents less than 1% of the outstanding shares of Common Stock.

                              PLAN OF DISTRIBUTION

        The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of Common Stock offered hereby on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

        - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

        - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

        - an exchange distribution in accordance with the rules of the applicable exchange;

        -       privately negotiated transactions;


        - covering short sales, whereby shares are used to cover the sale by an individual of a security which the individual does not own at the time of the sale in the belief that the price of the security will fall before the individual must obtain an actual security to deliver to the buyer in the sale;


        - broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

        -       a combination of any such methods of sale; and

        -       any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


        We have agreed to pay all fees and expenses incident to the registration of the shares, which consist of the following estimated costs and expenses totaling $35,658: $3,158 for the registration fee to the SEC, $17,500 for the Nasdaq Listing Fee, $15,000 in accounting fees and expenses, $5,000 in legal fees and expenses, and $5,000 in miscellaneous expenses. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


        We will file a supplement to this prospectus when a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of our Common Stock.


                     INTERESTS OF NAMED EXPERTS AND COUNSEL

        Members of Stradling Yocca Carlson & Rauth own, in the aggregate approximately 12,325 shares of our Common Stock and warrants to purchase 19,443 additional shares of Common Stock. All of such warrant shares may be sold in this offering.


                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares.

        - Our annual report on Form 10-K for the fiscal year ended December 31, 2000 and Form 10-K/A filed on April 30, 2001;

        -       Our quarterly report on Form 10-Q/A for the period ended
                March 31, 2001;

        - Our definitive proxy statement filed pursuant to Section 14 of the Exchange Act in connection with our May 31, 2001 Annual Meeting of Stockholders;


        - The description of our Common Stock contained in our Registration Statement on Form S-1, Registration No. 333-29505 filed pursuant to the Securities Act of 1933, as amended, including any amendment or reports filed for the purpose of updating such description.

        You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Computer Motion, Inc.
                               130-B Cremona Drive
                                Goleta, CA 93117
                                 (805) 685-3729

        You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

                                  LEGAL MATTERS

        Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California, has issued an opinion about the legality of the Common Stock being offered by this prospectus.

                                     EXPERTS

        The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following sets forth the estimated costs and expenses in connection with the offering of the shares of Common Stock pursuant to this Registration
Statement:


               Registration fee to the Securities
                  and Exchange Commission..............  $   3,158
               Nasdaq listing fee......................  $  17,500
               Accounting Fees and Expenses............  $  15,000
               Legal Fees and Expenses.................  $   5,000
               Miscellaneous Expenses..................  $   5,000
                                                          --------
                      Total............................  $  45,658


        All expenses of the offering, other than selling discounts, commissions and legal fees and expenses incurred separately by the selling stockholders, will be paid by the Registrant.

Item 15. Indemnification of Directors and Officers.

        The Registrant's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Bylaws provide that the Registrant shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law.

        Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful.

Item 16. Exhibits.

        4.1 Certificate of Designations Setting Forth the Preferences, Rights, and Limitations of the Series B Convertible Preferred Stock, filed on February 16, 2001(1).

        4.2 Registration Rights Agreement, dated as of February 16, 2001, by and between Computer Motion, Societe Generale, Catalpa Enterprises, Ltd., Jeffrey O. Henley, Robert W. Duggan, Mahkam Zananeh, Baystar Capital, LP, and Baystar International, Ltd.(1)

        4.3 Form of Warrant for the purchase of Common Stock of Computer Motion, Inc.(1)


        4.4 Registration Rights Agreement, dated as of March 30, 2001, by and between Computer Motion and Societe Generale.(2)

        5.1 Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

       10.1 Securities Purchase Agreement, dated February 16, 2001, by and between Computer Motion, Societe Generale, Catalpa Enterprises, Ltd., Jeffrey O. Henley, Robert W. Duggan, Mahkam Zananeh, Baystar Capital, LP, and Baystar International, Ltd.(1)

       10.2 Equity Financing Agreement, dated as of March 30, 2001, by and between Computer Motion and Societe Generale.(2)


       23.1 Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).


       23.2     Consent of Arthur Andersen LLP.


       24.1     Power of Attorney (included on signature page).


        (1) Incorporated herein by reference to the same numbered exhibit to Computer Motion's Current Report on Form 8-K filed with the Commission on March 26, 2001 (File No. 000-22755).

        (2) Incorporated herein by reference to the same numbered exhibit to Computer Motion's Quarterly Report on Form 10-Q for the period ended March 31, 2001.


Item 17. Undertakings.

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 434(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) include any additional or changed material information on the plan of distribution.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES



        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Goleta, State of California, on the 12th day of July, 2001.


                                            COMPUTER MOTION, INC.

                                            By: /s/ Robert W. Duggan
                                                -----------------------------
                                                    Robert W. Duggan
                                                    Chairman of the Board and
                                                    Chief Executive Officer


                                POWER OF ATTORNEY

        We, the undersigned directors and officers of Computer Motion, Inc., do hereby constitute and appoint Robert W. Duggan and Gordon L. Rogers, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




        Signature                              Title                       Date
        ---------                              -----                       ----
/s/ Robert W. Duggan             Chairman of the Board of Directors     July 12, 2001
-----------------------------    and Chief Executive Officer
    Robert W. Duggan             (Principal Executive Officer)
                                 Chief Financial Officer

/s/ Gordon L. Rogers             (Principal Financial and Accounting    July 12, 2001
-----------------------------    Officer)
    Gordon L. Rogers



/s/ Daniel R. Doiron                            Director                July 12, 2001
-----------------------------
    Daniel R. Doiron

/s/ Robert W. Duggan                            Director                July 12, 2001
-----------------------------
    Robert W. Duggan

/s/ M. Jacqueline Eastwood                      Director                July 12, 2001
-----------------------------
    M. Jacqueline Eastwood

/s/ Jeffrey O. Henley                           Director                July 12, 2001
-----------------------------
    Jeffrey O. Henley

/s/ Yulun Wang                                  Director                July 12, 2001
-----------------------------
    Yulun Wang

                                  EXHIBIT INDEX


      EXHIBIT
       NUMBER                      DESCRIPTION
       ------                      -----------
        4.1     Certificate of Designations Setting Forth the Preferences,
                Rights, and Limitations of the Series B Convertible Preferred
                Stock, filed on February 16, 2001(1).

        4.2 Registration Rights Agreement, dated as of February 16, 2001, by and between Computer Motion, Societe Generale, Catalpa
                Enterprises, Ltd., Jeffrey O. Henley, Robert W. Duggan, Mahkam
                Zananeh, Baystar Capital, LP, and Baystar International, Ltd.(1)

        4.3     Form of Warrant for the purchase of Common Stock of Computer
                Motion, Inc.(1)

        4.4 Registration Rights Agreement, dated as of March 30, 2001, by and between Computer Motion and Societe Generale. (2)

        5.1     Opinion of Stradling Yocca Carlson & Rauth, a Professional
                Corporation.

       10.1 Securities Purchase Agreement, dated February 16, 2001, by and between Computer Motion, Societe Generale, Catalpa Enterprises,
                Ltd., Jeffrey O. Henley, Robert W. Duggan, Mahkam Zananeh,
                Baystar Capital, LP, and Baystar International, Ltd.(1)

       10.2 Equity Financing Agreement, dated as of March 30, 2001, by and between Computer Motion and Societe Generale. (2)

       23.1     Consent of Stradling Yocca Carlson & Rauth, a Professional
                Corporation (included in Exhibit 5.1).

       23.2     Consent of Arthur Andersen LLP.

       24.1     Power of Attorney (included on signature page).

        (1) Incorporated herein by reference to the same numbered exhibit to the Computer Motion's Current Report on Form 8-K filed with the
                Commission on March 26, 2001 (File No. 000-22755).

        (2) Incorporated herein by reference to the same numbered exhibit to Computer Motion's Quarterly Report on Form 10-Q for the period ended March 31, 2001.